<SEQUENCE>1
<FILENAME>wpcs_sc13g.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
			      (Amendment No. __)*


		 	WPCS International Incorporated
                                (Name of Issuer)

                      Common Stock, par value $0.0001 per share
                          (Title of Class of Securities)

                                    92931L203
                                 (CUSIP Number)

                                December 31, 2012
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 92931L203                  13G                  Page 2 of 8 Pages
-----------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     $1,358,000 principal amount of 4% Senior Secured Convertible Notes due 06/05/2014 convertible into 3,604 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 5,404,061 shares of Common Stock, which expire on 02/18/2016 (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     $1,358,000 principal amount of 4% Senior Secured Convertible Notes due 06/05/2014 convertible into 3,604 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 5,404,061 shares of Common Stock, which expire on 02/18/2016 (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            $1,358,000 principal amount of 4% Senior Secured Convertible Notes due 06/05/2014 convertible into 3,604 shares of Common Stock (see Item 4)*

            Warrants to purchase up to 5,404,061 shares of Common Stock, which expire on 02/18/2016 (see Item 4)*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
-----------------------------------------------------------------------------

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92931L203                  13G                 Page 3 of 8 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     $1,358,000 principal amount of 4% Senior Secured Convertible Notes due 06/05/2014 convertible into 3,604 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 5,404,061 shares of Common Stock, which expire on 02/18/2016 (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     $1,358,000 principal amount of 4% Senior Secured Convertible Notes due 06/05/2014 convertible into 3,604 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 5,404,061 shares of Common Stock, which expire on 02/18/2016 (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            $1,358,000 principal amount of 4% Senior Secured Convertible Notes due 06/05/2014 convertible into 3,604 shares of Common Stock
            (see Item 4)*

            Warrants to purchase up to 5,404,061 shares of Common Stock, which expire on 02/18/2016 (see Item 4)*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92931L203                  13G                 Page 4 of 8 Pages
-----------------------------------------------------------------------------

Item 1.

(a)   Name of Issuer

           WPCS International Inc. a Delaware corporation (the 'Company')

(b)   Address of Issuer's Principal Executive Offices

           	One East Uwchlan Avenue
		Suite 301
		Exton, Pennsylvania 19341


Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Capital Management LP (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.0001 per share (the 'Common Stock')


Item 2(e)   CUSIP Number

      	92931L203
CUSIP No. 92931L203                  13G                   Page 5 of 8 Pages
-----------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 3, 2013, anticipated that the total number of outstanding shares of Common Stock as of January 10, 2013, 2012 would have been 6,954,766. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company's total number of outstanding shares of Common Stock and assumes the conversion of the reported convertible notes and Warrants subject to the 9.99% Blocker (as defined below). The number of shares of Common Stock into which the reported convertible notes is convertible that is disclosed on rows (6), (8) and (9) of the Reporting Persons' cover pages is determined based on the conversion rate of 2.6539280 for every $1,000 aggregate principal amount of the reported Senior Secured Convertible Notes.

Pursuant to the terms of the reported Senior Secured Convertible Notes and Warrants, the Reporting Persons cannot convert or exercise, as applicable, any of the reported Senior Secured Convertible Notes and Warrants if the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock
(the '9.99% Blocker') and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert or exercise all of such reported Senior Secured convertible notes and Warrants due to the 9.99% Blocker.

Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No. 92931L203                  13G                   Page 6 of8 Pages
-----------------------------------------------------------------------------



Item 10.    Certification

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92931L203                   13G                  Page 7 of 8 Pages
-----------------------------------------------------------------------------


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 7, 2013


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory





/s/ Sander Gerber
SANDER GERBER


CUSIP No. 92931L203                   13G                  Page 8 of 8 Pages
-----------------------------------------------------------------------------
                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share of WPCS International is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 7, 2013

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory



/s/ Sander Gerber
SANDER GERBER









DOC ID - 19618775.1